Exhibit 12.1

Computation of Ratio Earnings to Fixed Charges

For the nine months ended September 30, 2010, the years ended December 31, 2009, 2008 and 2007,

the Periods from May 24, 2006 to December 31,2006

and January 1, 2006 to May 23, 2006 and the Year ended December 31, 2005

	Successor							Predecessor
	Nine Months Ended September 30, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007		May 24- December 31, 2006		January 1- May 23, 2006	Year ended December 31, 2005
(IN MILLIONS)
Fixed Charges
Interest expense	$491	$655	$723	$717		$410		$49	$130
Interest capitalized	—	1	2	—		—		—	1
Appropriate portion of rental expense representative of the interest factor	24	36	36	37		27		17	47

Total fixed charges	$515	$692	$761	$754		$437		$66	$178

Earnings

Income/(loss) from continuing operations before income taxes and equity in net income/(loss) of affiliates	160	(603)	(271)	(354)		(407)		2	140
Fixed charges per above	515	692	761	754		437		66	178
Amortization of capitalized interest	—	1	2	1		1		1	1
Dividends received from affiliates	10	11	11	8		4		8	11
Income attributable to noncontrolling interests	1	2	—	—		—		—	—
Interest capitalized	—	(1)	(2)	—		—		—	(1)

Total earnings	$686	$102	$501	$409		$35		$77	$329

Ratio of earnings to fixed charges	1.3	(a )	(a )	(a	)	(a	)	1.2	1.8

(a)	Earnings for the years ended December 31, 2009, 2008 and 2007 and for the Successor period of May 24, 2006 to December 31, 2006 were inadequate to cover fixed charges by $590 million, $260 million, $345 million and $402 million, respectively.